Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 13, 2017 and the related Letter of Transmittal and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Exar Corporation

at

$13.00 Net Per Share

by

Eagle Acquisition Corporation,

A Wholly-Owned Subsidiary of

MaxLinear, Inc.

Eagle Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of MaxLinear, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Exar Corporation, a Delaware corporation (“Exar” or the “Company”), at a price of $13.00 per share (the “Offer Price”), without interest thereon, net to the seller in cash, and subject to reduction for any applicable U.S. federal withholding, back-up withholding or other applicable tax withholdings, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time in accordance with the terms of the Merger Agreement (as described below), constitutes the “Offer”). Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The date and time at which the Offer expires by its terms (as it may be extended in accordance with the Merger Agreement described below) is referred to herein as the “Expiration Date” and the date and time at which Purchaser accepts Shares for payment pursuant to the Offer is referred to herein as the “Acceptance Time”.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT (EASTERN TIME) AT THE END OF MAY 11, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Purchaser will not be required to (and may not) accept any Shares for payment pursuant to the Offer, in the event that, at 12:00 midnight (Eastern Time) at the end of May 11, 2017 (the date and time at which the Offer expires by its terms (as it may be extended in accordance with the terms of the Merger Agreement (as defined below)) is referred to herein as the “Expiration Date”), there will have not been validly tendered, in accordance with the terms of the Offer (after giving effect to any withdrawals of previously tendered Shares), a number of Shares that, taken together with any Shares then owned by Parent and Purchaser, represent at least one more than 50% of the sum of (i) all then outstanding Shares plus (ii) the number of shares underlying all then outstanding vested Company stock options with an exercise price lower than $13.00 plus (iii) the number of shares issuable upon settlement of all then outstanding Company restricted stock units (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the Delaware General Corporation Law, by the Depositary (as defined below) for the Offer pursuant to such procedures). In addition, Purchaser will not be required to accept any Shares for payment pursuant to the Offer if, immediately prior to the expiration of the Offer, any of the following conditions will have not been satisfied (or waived by Parent and Purchaser, if permissible under applicable law): (i) the waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Act, as amended, has expired or been terminated; (ii) the Company has performed or complied with in all material respects all covenants and obligations that the Company is required to comply with or perform under the Merger Agreement prior to the scheduled expiration of the Offer; (iii) the representations and warranties made by the Company in the Merger Agreement have been true and correct on the dates and pursuant to standards described in “Section 15 – Certain Conditions to the Offer” in the Offer to Purchase; (iv) since the date of the Merger Agreement, there has not occurred any “Company Material Adverse Effect” as defined in the Merger Agreement that is continuing as of immediately prior to the scheduled expiration of the Offer; (v) no governmental authority of competent jurisdiction has (y) enacted, issued, promulgated, entered, enforced or deemed applicable to the Offer or the Merger (as defined below) any law that is in effect and has the effect of making the consummation of the Offer or the Merger illegal, or which has the effect of prohibiting, preventing or otherwise restraining the consummation of the Offer or the Merger, or (z) issued or granted any Order that is in effect and has the effect of making the Offer or the Merger illegal or which has the effect of prohibiting, preventing or otherwise restraining the Offer or the Merger; (vi) the Marketing Period (as defined in the Offer to Purchase) has been completed (the “Marketing Period Condition”); or (vii) the Merger Agreement has not been terminated in accordance with its terms. The Offer is not subject to any financing condition.

The Offer is being made pursuant to the Merger Agreement, dated as of March 28, 2017 (as it may be amended or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Exar. The Merger Agreement provides, among other things, that promptly following the consummation of the Offer, subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, including the acceptance of Shares tendered in the Offer, Purchaser will be merged with and into Exar (the “Merger”), with Exar continuing as the surviving corporation of the Merger and a wholly-owned subsidiary of Parent. As a result of the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than (i) Shares held by Parent, any subsidiary of Parent or the Company or held in treasury of the Company and (ii) Shares held by stockholders who have properly and validly exercised their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (or any different amount per Share that is paid in the Offer), without interest thereon, less any required withholding taxes, upon the surrender of the certificate representing such Share. As a result of the Merger, Exar will become wholly-owned by MaxLinear. Following such Merger, MaxLinear intends to take such actions to delist Exar from NYSE and deregister Exar.

After careful consideration, Exar’s board of directors, among other things, has unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and the other transactions contemplated by the Merger Agreement, are at a price and on terms that are fair to, and in the best interests of the Company and its stockholders (including the unaffiliated stockholders); (ii) approved and declared advisable the Support Agreements, the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent applicable, approve and adopt the Merger Agreement and the Merger.

If the Offer is consummated, we intend to effect the Merger without a vote of the stockholders of Exar pursuant to and in accordance with Section 251(h) of the DGCL.

Parent and the Purchaser have agreed in the Merger Agreement that, subject to their rights to terminate the Merger Agreement in accordance with its terms:

•	Purchaser will (and Parent will cause Purchaser to) extend the Offer for any period required by any rule, regulation or other requirement of the Securities and Exchange Commission (the “SEC”) (or its staff) that is applicable to the Offer or any New York Stock Exchange rule that is applicable to the Offer;

•	in the event that any of the conditions to the Offer (other than the Marketing Period Condition) are not satisfied or waived as of the Expiration Date, Purchaser will (and Parent will require Purchaser to) extend the Offer for successive extension periods of up to ten business days each in order to further seek to satisfy the conditions to the Offer;

•	in the event that the Marketing Period Condition is not satisfied or waived as of the Expiration Date, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer to the date that is first business day after the scheduled end of the Marketing Period, unless the Marketing Period Condition is waived by Parent;

•	if the scheduled Expiration Date is on or after June 1, 2017, and Exar’s Annual Report on Form 10-K for the fiscal year ending April 2, 2017, including the information required by Part III of Form 10-K promulgated by the SEC (the “2017 10-K”) has not yet been filed with the SEC, then Purchaser may extend the Offer for successive extension periods of up to ten business days each until the 2017 10-K has been filed with the SEC; and

•	if, immediately prior to the Expiration Date, each Offer condition has been satisfied, or waived by Parent or Purchaser if permitted, and the proceeds of the debt financing or substitute financing are not available to Parent and Purchaser, in an amount sufficient (in combination with all funds held by or otherwise available to Parent and Purchaser, including the cash and cash equivalents (including short-term marketable securities) of Exar) to consummate the transactions contemplated by the Merger Agreement, then Purchaser shall have the right to, and, if requested by Exar, Purchaser shall, extend the Offer for no more than two periods of up to ten business days each (the length of such period to be determined by Parent or if such extension is requested by Exar, as determined by Exar, but in any event no later than five business days prior to the termination date of the Offer);

Subject to certain exceptions, in no event are Parent or Purchaser required to (or permitted, without the prior written consent of Exar, to) extend the Offer beyond July 28, 2017. Further, subject to Parent’s rights to terminate the Merger Agreement in accordance with its terms, Purchaser is not permitted to withdraw or terminate the Offer prior to any scheduled Expiration Date without the prior written consent of Exar. The Parent and Purchaser will not provide a subsequent offering period following the Expiration Date.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the transaction or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is a criminal offense.

Parent and Purchaser may increase the Offer Price or otherwise amend, modify, or make changes to the terms and conditions of the Offer; except that unless otherwise provided by the Merger Agreement or previously approved by Exar in writing, neither Parent nor Purchaser may make any change to the terms and conditions of the Offer that (i) decreases the Offer Price; (ii) changes the form of consideration to be paid in the Offer; (iii) reduces the number of Shares sought to be purchased in the Offer; (iv) amends, modifies or otherwise changes the Minimum Condition; (v) extends the Expiration Date other than as set forth in the Merger Agreement; (vi) amends, modifies or otherwise changes any conditions to the Offer (other than the Minimum Condition) in a manner that adversely impacts Exar’s stockholders in any respect; or (vii) imposes conditions to the Offer that are in addition to the conditions to the Offer set forth in the Merger Agreement.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to Purchaser in the Offer and not validly withdrawn on or prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to Computershare Trust Company, N.A. (the “Depositary”) of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to their rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on its behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will Purchaser pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i)(a) the certificates evidencing such Shares or (b) confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed or, in the case of a book-entry transfer, an Agent’s Message (as described in the Offer to Purchase) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. For a description of the procedure for tendering Shares pursuant to the Offer see Section 3—“Procedures for Accepting the Offer and Tendering Shares” in the Offer to Purchase.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 midnight (Eastern Time) at the end of May 11, 2017. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as described in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded, and any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and the Purchaser’s determination shall be final and binding. The Purchaser also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Parent, the Purchaser, the Depositary, Georgeson LLC (the “Information Agent”) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See Section 5—Material U.S. Federal Income Tax Consequences” in the Offer to Purchase. Each holder of Shares should consult its own tax advisor to determine the tax consequences to it of participating in the Offer in light of its particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. Exar has provided Purchaser with Exar’s stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Exar’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions or requests for assistance may be directed to the Information Agent at its telephone numbers, address and/or email address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

866-767-8986

April 13, 2017

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